UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXETER CLOSES $7.77 MILLION FINANCING

Vancouver, BC, December 23, 2005 - Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) (the “Company”) announces that it has closed the non-brokered private placement of 5,979,334 units announced on December 9, 2005 for gross proceeds of $7,773,134.20. Each unit consisted of one common share and one-half of a warrant to purchase one additional common share for one year at $1.70.

Mr. Yale Simpson, Exeter’s Chairman commented, “This financing will take Exeter through its current exploration programs and engineering studies up to a decision to take our La Cabeza gold project to the production stage. If additional financing is required ahead of this decision, it will be because our ongoing, three-drill-rig exploration program at La Cabeza succeeds in generating resources beyond our current objective of two million ounces of gold.”

Institutional investors participating in the financing included Macquarie Bank Limited, RMB Australia Holdings Limited, Heemskirk Consolidated Limited and Gold 2000 Ltd. Their investment is a direct result of their recent due diligence on Exeter’s La Cabeza project.

Finder’s fees of $124,800 in cash and 44,500 units, having the same attributes as the units sold in the private placement, were paid in connection with the private placement. All units are subject to a hold period that will expire on April 22, 2006.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation
Bryce Roxburgh, President	Suite 301, 700 West Pender Street
Rob Grey, Investor Relations	Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592 Fax: 604.688.9532
Toll-free 1-888-688-9592
exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

December 23, 2005

Item 4.	News Release

The Press Release dated December 23, 2005 was disseminated via Canada Stockwatch and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company announced that it has closed the non-brokered private placement of 5,979,334 units announced on December 9, 2005 for gross proceeds of $7,773,134.20. Each unit consisted of one common share and one-half of a warrant to purchase one additional common share for one year at $1.70.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 23rd day of December, 2005.

SCHEDULE “A”

EXETER CLOSES $7.77 MILLION FINANCING

Vancouver, BC, December 23, 2005 - Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) (the “Company”) announces that it has closed the non-brokered private placement of 5,979,334 units announced on December 9, 2005 for gross proceeds of $7,773,134.20. Each unit consisted of one common share and one-half of a warrant to purchase one additional common share for one year at $1.70.

Mr. Yale Simpson, Exeter’s Chairman commented, “This financing will take Exeter through its current exploration programs and engineering studies up to a decision to take our La Cabeza gold project to the production stage. If additional financing is required ahead of this decision, it will be because our ongoing, three-drill-rig exploration program at La Cabeza succeeds in generating resources beyond our current objective of two million ounces of gold.”

Institutional investors participating in the financing included Macquarie Bank Limited, RMB Australia Holdings Limited, Heemskirk Consolidated Limited and Gold 2000 Ltd. Their investment is a direct result of their recent due diligence on Exeter’s La Cabeza project.

Finder’s fees of $124,800 in cash and 44,500 units, having the same attributes as the units sold in the private placement, were paid in connection with the private placement. All units are subject to a hold period that will expire on April 22, 2006.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within an 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on 7 epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation
Bryce Roxburgh, President	Suite 301, 700 West Pender Street
Rob Grey, Investor Relations	Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592 Fax: 604.688.9532
Toll-free 1-888-688-9592
exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date December 23, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director